Securities offered through Griffin Capital Securities, Inc. Member FINRA/SIPC

December 18, 2012

Howard Efron

Securities and Exchange Commission

Staff Accountant

RE:	Griffin Capital Net Lease REIT, Inc. (the “Company”)
Form 10K for the fiscal year ended December 31, 2011
Filed March 26, 2012
File No. 0-54377

Dear Mr. Efron,

In response to your letter dated December 4, 2012, which included certain comments to the Company’s Form 10K for the fiscal year ended December 31, 2011, filed on March 26, 2012, we respectfully provide the following explanations. The comments provided by you have been duplicated in this letter for your convenience.

Form 10K for Griffin Capital Net Lease REIT, Inc. for the fiscal year ended December 31, 2011

Financial Statements

Consolidated Statements of Operations, page F-4

1.	Please tell us how your income statement presentation complies with Rule 5-03 regulations S-X given your placement of interest income and interest expense.

Response: The Company’s offering is considered a “blind pool”, with the objective of growing the real estate portfolio. During the periods presented in the financial statements, the Company has been in its initial equity raise period. During the initial equity raise period, the Company has been acquiring properties with a significant amount of revolving debt and short term bridge and mezzanine loans. The bridge and mezzanine loans have been repaid with equity raised in the ongoing offering. It is the Company’s intent to refinance the revolving debt with permanent financing over the term of the revolving credit agreement. Because the assets acquired are highly leveraged, the Company has considered interest expense to be a component of “expenses applicable to rental income”, pursuant to section 210.5-03.2(c) of Regulation S-X. Further, the Company believes presenting Income from Operations before interest expense would be misleading to the users of the financial statements during the initial period of equity raise because it would minimize the risk associated with the extensive leverage associated with the entity. Accordingly, the Company believes that the focus on the net loss during this period is appropriate. Once the Company has completed its initial equity raise and the amount of leverage is consistent with its business plan, computing Income From Operations before interest expense would become more

Securities offered through Griffin Capital Securities, Inc. Member FINRA/SIPC meaningful and accordingly, the Company will present Income From Operations in the Statement of Operations.

Interest income, which is less than one half of one percent of total revenue in all periods, is considered immaterial to the Consolidated Statements of Operations. However, when the Company begins to present Income From Operations, interest income will be reclassified from operations to non-operating income.

2.	We note that you have included distributions declared per common share on the face of your Consolidated Statements of Operations versus in the notes to your financial statements. Tell us how your disclosure complies with the guidance in paragraph 260-10-45-5 of the FASB Accounting Standards Codification.

Response: The Company believes that the disclosure is appropriate on the face of the Consolidated Statements of Operations as this presentation provides an investor with distribution information for the period relative to the net income (loss), computed in accordance with Generally Accepted Accounting Principles. This presentation allows the investor to better compare these statistics with greater ease and inform the investor that the entire distribution is not from operations.

However, on a prospective basis, in future filings, the Company will disclose the Distributions Declared per Common Share in the notes to the financial statements and remove the disclosure from the face of the Consolidated Statement of Operations.

Real Estate

Purchase Price Allocation, page F-9

3.	We note your disclosure related to below-market leases. Please tell us in sufficient detail how you make the determination that renewal rent is sufficiently below a fair market rental rate at the time of renewal when making your determination of the amortization period to apply below-market lease intangibles. In your response, tell us whether or not you apply thresholds and otherwise describe how you specifically determine the appropriate non-cancellable lease term when there are below-market extension options on the lease.

Response: In conjunction with the purchase price allocation procedures of the Company, which allocation is prepared in accordance with ASC 805-10, “Business Combinations”, renewal options that are included as part of the lease are analyzed to determine if the option is considered below market and if the amortization period should be extended. In most leases, the Company’s renewal options stipulate that the renewal rent be at the fair market value at the time of renewal. Other leases with renewal options provide for the renewal rent to be a certain percentage of market rent at the time of renewal, but never to be less than the rent in place immediately preceding the renewal. The Company’s leases include periodic rent increases, typically to account for the effect of inflation, which increased rent at renewal is deemed to represent market. To further substantiate this, the Company analyzes each lease in accordance with ASC

Securities offered through Griffin Capital Securities, Inc. Member FINRA/SIPC

840-20-20, “Operating Leases”, which includes testing for bargain renewal options. Through the review of the lease and the bargain renewal option testing the Company has concluded that below market renewal options do not exist and, therefore, using the remaining non-cancellable lease term as the amortization period is appropriate.

We acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of the Company’s responses to your comments. We appreciate your review and assistance. If you have any questions regarding this response, please do not hesitate to call the undersigned at (310) 469-6106.

Sincerely,

/s/ Joseph E. Miller

Joseph E. Miller

Chief Financial Officer